

Mail Stop 3030

April 25, 2017

Via E-mail
Gregory S. Cole
Chief Financial Officer
K2M Group Holdings, Inc.
600 Hope Parkway SE
Leesburg, VA 20175

> **Re:** **K2M Group Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 7, 2017**
> **Amendment 1 to Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 19, 2017**
> **File No. 001-36443**

Dear Mr. Cole:

We have reviewed your April 13, 2017 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2017 letter.

Amendment 1 to Form 10-K for the Fiscal Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm, page 2

1. We note your response to comment 3 and that you have amended Item 8 of Form 10-K to only include an updated audit report. Exchange Act Rule 12B-15 requires amendments filed to include the complete text of each Item amended. Please file an amendment to your Form 10-K to include the complete text of Item 8 along with the appropriate audit reports, certifications and consents.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery